Leader Update Today, Johnson & Johnson announced its intent to split-off at least 80.1% of the shares of Kenvue Inc. (“Kenvue”) through an exchange offer. As a reminder, Johnson & Johnson currently holds approximately 89.6% of Kenvue’s common stock, and therefore the majority of voting shares. Through this exchange offer, Johnson & Johnson shareholders can choose to exchange all, some, or none of their shares of Johnson & Johnson common stock for shares of Kenvue common stock, subject to the terms of the offer. If the exchange offer (including all related transactions) is consummated, referred to as the “final separation”, Johnson & Johnson will no longer be the majority shareholder of Kenvue, and Kenvue will operate as a separate and fully independent company. If you or your team members have outstanding Johnson & Johnson Long-Term Incentive (LTI) awards, the economic value of your LTI awards will generally be preserved at the time of the final separation and will be converted into Kenvue LTI awards. Information regarding the effect of the exchange offer on the U.S./ Puerto Rico Savings Plans, LTI awards, your stock and voluntary participation in the exchange offer, as well as who to contact for more information, is available on The Vue. We will discuss this topic during our scheduled Global Leader Call on July 26. Please prioritize your attendance. In the meantime: • Review these Talking Points. • Do not make any recommendation to Kenvuers regarding participation in the exchange offer. • Direct your teams to the contacts listed on The Vue for questions regarding Savings Plans, LTI awards and voluntary participation in the exchange offer. No further action is needed. Filed by Kenvue Inc. pursuant to rule 425 under the Securities Act of 1933, as amended Subject Company: Johnson & Johnson Commission File No.: 1-3215

Who to Contact for More Information To share additional feedback or request support, please contact: • Donna Lorenson, Chief Corporate Affairs Officer This email is intended for internal use only. It is confidential and should not be forwarded or otherwise disclosed beyond the recipients. Talking Points The following talking points are intended for internal verbal use only. They are intended to help answer employee questions about the announcement. Employee questions related to their LTI awards, savings plans, or common stock should be directed to the appropriate resources listed below. • Today, Johnson & Johnson announced its intent to split-off at least 80.1% of the shares of Kenvue through an exchange offer. • As a reminder, Johnson & Johnson currently holds approximately 89.6% of Kenvue’s common stock, and therefore the majority of voting shares. • Through this exchange offer, Johnson & Johnson shareholders can choose to exchange all, some, or none of their Johnson & Johnson common stock for shares of Kenvue common stock, subject to the terms of the offer. • If the exchange offer (including all related transactions) is consummated, Johnson & Johnson will no longer be our majority shareholder, and Kenvue will operate as a separate and fully independent company. • You may see volatility in the Kenvue stock price during this time period. This is expected. Our focus is on driving long-term value for Kenvue and those we serve. • In terms of next steps: o Johnson & Johnson plans to announce the final exchange ratio on the trading day immediately preceding the expiration date of the exchange offer (which expiration date, if the exchange offer is not extended or terminated, would be August 18, 2023). o This ratio will reflect the number of shares of Kenvue common stock that tendering shareholders will receive for each share of Johnson & Johnson common stock validly tendered in the exchange offer. o Preliminary results of the exchange offer will be announced on the trading day immediately following the expiration date of the exchange offer (which expiration date, if the exchange offer is not extended or terminated, would be August 18, 2023), and final results will be announced in the days following. • The decision to participate in the exchange offer is voluntary. No action is necessary for Johnson & Johnson shareholders who choose not to participate.

• The terms and conditions of the exchange offer are more fully described in the registration statement on Form S-4 that Kenvue has filed with the SEC and the Schedule TO that Johnson & Johnson has filed with the SEC. You are urged to read carefully and in its entirety the prospectus forming a part of Kenvue’s registration statement and any other relevant documents filed with the SEC by Kenvue and Johnson & Johnson, if and when they become available and before making any investment decision. Kenvue, Johnson & Johnson, or any respective agents are not making any recommendation as to whether or not employees should participate in the exchange offer. • Information regarding topics such as Savings Plans, Long-Term Incentive awards, your stock and voluntary participation in the exchange offer, as well as who to contact for more information, is available on The Vue. We will share more details as they become available. • If you have outstanding Johnson & Johnson Long-Term Incentive awards, the economic value of your LTI awards will generally be preserved at the time of the final separation and will be converted into Kenvue LTI awards. • Thank you for all you are doing to ensure the success of Kenvue as a standalone company and to help people realize the extraordinary power of everyday care. • We’ll continue to keep you informed as we work toward the final stages of the separation. Forward-Looking Statements This communication contains certain statements about Johnson & Johnson and Kenvue that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Johnson & Johnson’s and Kenvue’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Johnson & Johnson and Kenvue of the exchange offer, the anticipated timing and benefits of the exchange offer, Johnson & Johnson’s and Kenvue’s anticipated financial results, and all other statements in this communication that are not historical facts. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Johnson & Johnson’s and Kenvue’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Johnson & Johnson or Kenvue, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Johnson & Johnson nor Kenvue undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements. Additional Information and Where to Find It This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Kenvue has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), including the Prospectus forming a part thereof, and Johnson & Johnson has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Johnson & Johnson, Kenvue and related matters, and Johnson & Johnson will deliver the Prospectus to holders of Johnson & Johnson common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Johnson & Johnson, Kenvue or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. Holders of Johnson & Johnson common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Johnson & Johnson and Kenvue file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Johnson & Johnson common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on http://www.JNJSeparation.com. Johnson & Johnson has retained Georgeson LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-866-695-6074 (toll-free for stockholders, banks and brokers) or +1-781-575-2137 (all others outside the United States).